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                [LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

                                 August 19, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Robotic Vision Systems, Inc.
            Registration Statement on Form S-1
            File No. 333-118017

Ladies and Gentlemen:

      At the request of Robotic Vision Systems, Inc. (the "Registrant"), we transmit herewith for filing under the Securities Act of 1933 Amendment No. 1 to the above referenced Registration Statement, inclusive of exhibits.

      We believe that this submission gives effect to the sole comment contained in the Staff's letter dated August 13, 2004 (the "Staff's Letter"), i.e., the 426,157 shares of the Registrant's common stock that the Registrant intends to sell pursuant to contractual commitments has been removed from the registration statement.

      Registrant desires that the Registration Statement, as amended, be declared effective on August 24, 2004 at 9:30 a.m., New York City time, or as soon thereafter as practicable. Registrant is furnishing the Staff under separate cover an acceleration request and the letter requested by the Staff in its comment letter dated August 13, 2004. Staff comments should be addressed telephonically to the undersigned at (212) 768-6982 or, in his absence, to Ira Roxland of this firm at (212) 768-6999.

                                    Very truly yours,


                                    /s/   Dan L. Rosenbaum